Exhibit 99.1

Concord Medical Announces 2015 Extraordinary General Meeting of Shareholders

BEIJING, May 4, 2015 -- Concord Medical Services Holdings Limited (“CCM” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, announced today that an extraordinary general meeting (the “EGM”) will be held on May 29, 2015 at 10:00 a.m. (Beijing time) at CCM’s office at 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China.

Only shareholders of record at the close of business on May 4, 2015 are entitled to receive notice and to vote at the EGM and any adjourned meeting. Holders of the Company’s American Depositary Shares (“ADSS”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, J.P. Morgan. Shareholders are cordially invited to attend the EGM.

At the EGM, the following item will be submitted for shareholder approval:

•	the total number of Class A ordinary shares which may be issued under the 2008 Share Incentive Plan of the Company be increased by 4,940,550 shares.

Further details on the agenda and procedural matters related to the EGM will be made available to the Company’s shareholders by the Company and to the Company’s ADS holders through J.P. Morgan.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of December 31, 2014, the Company operated a network of 139 centers with 80 hospital partners that spanned 56 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, The Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Concord Medical

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com